MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, New York 10577

December 15, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Morgan Stanley Global Investment Solutions – Opportunistic Dividend Strategy, Series 1

Request for Withdrawal of Registration Statement on Form S-6

Securities Act File No. 333-199989

CIK No. 1599583

Accession No. 0001104659-14-078303

Investment Company Act No. 811-22966

Dear Sir or Madam:

We hereby request withdrawal of the Registration Statement for Morgan Stanley Global Investment Solutions – Opportunistic Dividend Strategy, Series 1 (the “Trust”). Due to a technical error, the Trust filed a Registration Statement on Form S-6 with the Securities and Exchange Commission on November 7, 2014 via EDGAR using the incorrect Central Index Key number of 1599583 (accession no. 0001104659-14-078303) (the “Registration Statement”).  A separate Registration Statement on Form S-6 was subsequently filed for the Trust on December 9, 2014, using the correct Central Index Key number of 1626894 (File No. 333-200819; accession number 0001104659-14-085666).

The Trust’s Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement, and due to the incorrect filing, the Trust determined not to pursue the registration and sale of the securities covered by the Registration Statement filed under the incorrect Central Index Key number of 1599583. The Trust submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Trust’s Registration Statement pursuant to Rule 477 under the Securities Act of 1933.

If you have any questions, please feel free to contact me at 914-225-5723(tel) or 914-750-0325(fax).

Very truly yours,

/s/ Scott Richardson
Executive Director